Mail Stop 3010

September 17, 2009

VIA U.S. MAIL and FAX (212) 793-1986

Jerry Pascucci
President & Director
Citigroup Fairfield Futures Fund L.P. II
c/o Citigroup Managed Futures LLC
55 East 59th Street – 10th Floor
New York, New York 10022

    Re: Citigroup Fairfield Futures Fund L.P. II
       Form 10-K for Fiscal Year Ended
       December 31, 2008
       Filed March 31, 2009
       File No. 000-51282

Dear Mr. Pacucci:

  We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 1. Business

1. Please provide us with more details about the trading activities and focus of your advisor as this information appears to be important in understanding your operations. Please tell us whether your trading system is discretionary or systematic and whether there have been any changes in your trading system over the past year. Confirm that you will provide similar disclosure in your future filings.

2.   Please tell us the allocation by sector of total partnership assets as of the end of the fiscal year. We note that your MD&A disclosure includes the allocation to each trading advisor, but the overall mix of assets in your portfolio is not clear. Confirm that you will include similar disclosure in future filings.

3.   We note that CGM pays you interest on 80% of your average daily equity maintained in cash in its accounts during each month. Please tell us why the interest is not paid on the full 100% cash amount held in accounts.

Regulatory Matters, page 4

4.   In future filings, please expand your disclosure to describe in greater detail the regulatory provisions applicable to your business. Please discuss any position limits that the CFTC imposes on related agricultural products and those that may be imposed on energy commodities. Also discuss any imposed position limits by the exchanges that are separate from the CFTC. In addition, please include any related risk factors in the risk factors section. Please tell us how you intend to comply.

Item 1A. Risk Factors, page 3

5.   We note your disclosure that pending legislation could limit trading by speculators in futures markets and that other potentially adverse regulatory initiatives could develop suddenly and without notice. Please provide us with a more specific description of any current or proposed limits and discuss how such limits would impact your trading strategy. Confirm that you will provide similar disclosure in future filings.

Item 6. Selected Financial Data, page 19

6.   Please tell us net asset value on a per unit basis as of the end of each period presented. Confirm that you will provide similar disclosure in future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

7.   We note that your assets are contributed to the Master and then utilized for trading by Graham. Please tell us, if known, the sector allocation of assets by percentage among the different Graham programs as of the end of the last fiscal year. Tell us what consideration you have given to including this information in your filing.

Liquidity, page 20

8.   Please tell us whether you have been subject to margin calls. If so, quantify the
        amount of such margin calls in your most recent three fiscal years and confirm
        that you will provide similar disclosure, as applicable, in your future filings.

Capital Resources, page 22

9.   Please explain how redemptions are funded. Clarify how the Partnership obtains
        the cash needed for redemption payments and, to the extent the Partnership
        liquidates positions to fund redemptions, please explain how the General Partner
        decides which positions to liquidate. Confirm that you will provide similar
        disclosure in future filings.

Results of Operations, page 22

10.   Please provide us with a discussion of the fees accrued and paid during the
        disclosed periods. Similar disclosure should be provided in future filings.

11.   To the extent that changes in net asset value reflect material changes in interest
        income, please describe to us the impact and reasons for changes in your interest
        income.

12.   We note that you have disclosed net trading gain through investments in the
        Funds on an aggregate basis. Please tell us the net trading gain realized from each
        Fund separately and tell us what consideration you have given to including this
        information in the Results of Operations disclosure.

Financial Statements

Statements of Income and Expenses, page F-7

13.   Please tell us how you determined your allocation to your special limited partner
        was a capital transaction as opposed to an expense. In addition, please tell us why
        you believe it was necessary to present this allocation as a separate line item after
        Net income (loss) before allocation to Special Limited Partner. Within your
        response, please reference the authoritative accounting literature management
        relied upon.

Item 10. Directors, Executive Officers and Corporate Governance

14.   In future filings, please revise to provide Item 401 disclosure for the executive
        officers and directors of your General Partner. Please tell us how you intend to
        comply. Additionally, if applicable, please revise Item 12 to disclose the shares

owned, or beneficially owned, by these individuals, in accordance with Item 403 of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules

15.   We note that you incorporate some of your exhibits by reference by indicating that the documents were "previously filed." In future filings, please specifically identify the prior filing or submission in accordance with Item 10(d) of Regulation S-K.

Signatures

16.   Please confirm that Jennifer Magro is also your principal accounting officer or controller.

Form 10-Q for the quarter ended March 31, 2009 and June 30, 2009

Exhibits 31.1 and 31.2

17.   The required certifications must be in the exact form prescribed and the wording of the required certifications may not be changed in any respect. We note, in paragraph 4(d), you omitted the parenthetical: "(The registrant's fourth fiscal quarter in the case of an annual report)." In future filings please ensure that the certifications are in the exact form currently set forth in Item 601(b)(31) of Regulation S-K.

* * * *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang, Attorney Advisor, at (202) 551-3386 or Tom Kluck, Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

Kevin Woody
Branch Chief